UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

E-Commerce China Dangdang Inc.

(Name of the Issuer)

E-Commerce China Dangdang Inc.

Peggy Yu Yu

Guoqing Li

Dangdang Holding Company Limited

Dangdang Merger Company Limited

Dangdang Corporation

Kewen Holding Co. Limited

Science & Culture International Limited

First Profit Management Limited

Danqian Yao

Lijun Chen

Min Kan

(Names of Persons Filing Statement)

Class A common shares and Class B common shares, par value $0.0001 per share

American Depositary Shares, each of which represents five Class A common shares

(Title of Class of Securities)

26833A105 1

(CUSIP Number)

E-Commerce China Dangdang Inc. 21/F, Jing An Center No.8 North Third Ring Road East Chaoyang District, Beijing 100028 People’s Republic of China Tel: +86-10 5799-2666

Peggy Yu Yu

Guoqing Li

Dangdang Holding Company Limited

Dangdang Merger Company Limited

Dangdang Corporation

Kewen Holding Co. Limited

Science & Culture International Limited

First Profit Management Limited

Danqian Yao

Lijun Chen

Min Kan

c/o E-Commerce China Dangdang Inc.

21/F, Jing An Center

No. 8 North Third Ring Road East

Chaoyang District, Beijing 100028

People’s Republic of China

Tel: +86-10 5799-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents five Class A common shares.

With copies to:

Stephanie Tang, Esq. Shearman & Sterling 12/F, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 2978-8028	Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 3740-4700

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$555,650,114.49	$55,953.97***

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $1.34 per share for the 404,827,295 issued and outstanding Class A common shares and Class B common shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction plus (b) the product of 13,762,555 Class A common shares issuable under all outstanding and unexercised options multiplied by $0.96 per share (which is the difference between the $1.34 per share merger consideration and the weighted average exercise price of $0.38 per share) ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

*** Previously paid.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:

Filing Party:	Date Filed:

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) E-Commerce China Dangdang Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A common shares and Class B common shares, par value $0.0001 per share (each, a “Share”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each of which represents five Class A common shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Ms. Peggy Yu Yu, co-founder and executive chairwoman of the board of directors of the Company (the “Board”) (“Ms. Yu”); (c) Mr. Guoqing Li, co-founder, a director and chief executive officer of the Company (“Mr. Li”); (d) Dangdang Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (as defined below) (“Parent”); (e) Dangdang Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (f) Dangdang Corporation, a business company with limited liability incorporated under the laws of the British Virgin Islands (the “BVI”) (“Holdco”) that is ultimately beneficially owned and controlled by Ms. Yu and Mr. Li; (g) Kewen Holding Co. Limited, a business company with limited liability incorporated under the laws of the BVI (“Kewen”); (h) Science & Culture International Limited, a business company with limited liability incorporated under the laws of the BVI (“SC International”); (i) First Profit Management Limited, a business company with limited liability incorporated under the laws of the BVI (“First Profit”); (j) Mr. Danqian Yao, senior vice president of the Company (“Mr. Yao”); (k) Mr. Lijun Chen, vice president of the Company (“Mr. Chen”); and (l) Mr. Min Kan, vice president of the Company (“Mr. Kan”). Ms. Yu, Mr. Li, Kewen and SC International are collectively referred to as the “Supporting Shareholders”. The Supporting Shareholders, First Profit, Mr. Yao, Mr. Chen and Mr. Kan are collectively referred to as the “Rollover Shareholders”. Holdco, Parent, Merger Sub and the Rollover Shareholders are collectively referred to as the “Buyer Group”.

On May 28, 2016, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with Cayman Islands Companies Law, as amended (the “CICL”), with the Company continuing as the surviving company (the “surviving company”) after the merger as a wholly owned subsidiary of Parent.

Under the terms and conditions of the merger agreement, if the merger is completed, at the effective time of the merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than (a) 136,477,925 Shares, consisting of 3,135,840 Class A common shares and 13,000,000 Class B common shares held by Ms. Yu, 1,185,000 Class A common shares represented by 237,000 ADSs held by Mr. Li, 21,876,660 Class B common shares held by Kewen, 97,000,000 Class B common shares held by SC International, 210,425 Class A common shares held by First Profit (including 164,000 Class A common shares beneficially owned by Mr. Yao and 46,425 Class A common shares beneficially owned by Mr. Chen, in each case, held of record by First Profit as nominee shareholder), and 70,000 Class A common shares represented by 14,000 ADSs held by Mr. Kan (collectively, the “Rollover Shares”), (b) Shares held by Parent, the Company or any of their subsidiaries, (c) Shares (including Class A common shares represented by ADSs) held by the ADS depositary (as defined below) and reserved for future issuance pursuant to the Company’s Share Incentive Plans (as defined below) (Shares described under (a) through (c) above are collectively referred to herein as the “Excluded Shares”), (d) Shares owned by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent under the CICL (the “Dissenting Shares”), and (e) Class A common shares represented by ADSs, will be cancelled in exchange for the right to receive $1.34 in cash per Share without interest and net of any applicable withholding tax. At the Effective Time, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, will be cancelled in exchange for the right to receive $6.70 in cash per ADS without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees and up to $0.02 per ADS depositary services fees pursuant to the terms and conditions of the deposit agreement, dated December 7, 2010 between the Company and The Bank of New York Mellon (the “ADS depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time (the “Deposit Agreement”)). The Excluded Shares issued and outstanding immediately prior to the Effective Time will be cancelled for no consideration. The Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with the CICL.

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In addition, at the Effective Time, the Company will terminate the Company’s 2004 Share Incentive Plan and 2010 Share Incentive Plan, and all amendments and modifications thereto (collectively, the “Share Incentive Plans”), terminate all relevant award agreements applicable to the Share Incentive Plans, and cancel all options to purchase Shares granted under the Company’s Share Incentive Plans (the “Company Options”) that are outstanding and unexercised, whether or not vested or exercisable.

At the Effective Time, each vested Company Option that remains outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive from the surviving company or one of its subsidiaries, as soon as practicable after the Effective Time, cash in the amount equal to the product of (a) the number of Shares underlying such Company Option multiplied by (b) the excess, if any, of $1.34 over the exercise price payable per Share of such Company Option. If the exercise price per Share of any such Company Option is equal to or greater than $1.34, such Company Option will be cancelled for no consideration. At the Effective Time, each unvested Company Option will be cancelled for no consideration.

The merger agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the merger and substantially in the form attached as Annex A to the merger agreement (the “plan of merger”), and the transactions contemplated by the merger agreement, including the merger, remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, must be authorized and approved by the affirmative vote of holders of Shares representing at least two-thirds of the voting rights of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of shareholders of the Company in accordance with Section 233(6) of the CICL and the Articles of Association of the Company. However, the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are not subject to additional authorization and approval of holders of a majority of the Company’s outstanding Shares and ADSs unaffiliated with the Buyer Group. Because the Buyer Group beneficially owns approximately 35.3% of the total issued and outstanding Shares, representing approximately 83.6% of the total number of votes represented by the issued and outstanding Shares, both quorum and an affirmative vote in favor of the transaction are assured with the Buyer Group’s vote.

Pursuant to the terms of a support agreement (the “Support Agreement”) dated May 28, 2016, by and among Parent and the Supporting Shareholders, the Shares (including Class A common shares represented by ADSs) beneficially owned by the Supporting Shareholders as of the date of the Support Agreement and acquired by them thereafter will be voted in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, at the extraordinary general meeting of shareholders of the Company. As of the date of this proxy statement, the Supporting Shareholders beneficially own approximately 35.2% of the total issued and outstanding Shares, representing approximately 83.6% of the total number of votes represented by the issued and outstanding Shares.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

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Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“The Extraordinary General Meeting—Record Dates; Shares and ADSs Entitled to Vote”
•	“The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Market Price of the ADSs, Dividends and Other Matters—Market Price of the ADSs”
(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Market Price of the ADSs, Dividends and Other Matters—Dividend Policy”
(e)	Prior Public Offering. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs—Prior Public Offerings”
(f)	Prior Stock Purchase. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs”
•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. E-Commerce China Dangdang Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”
(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”
(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”

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Item 4	Terms of the Transaction

(a)-(1)	Material Terms. Not applicable.
(a)-(2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors”
•	“The Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”
(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”
(d)	Dissenter Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet— Dissenter Rights”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Dissenter Rights”
•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”
(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Provisions for Unaffiliated Security Holders”
(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Related Party Transactions”
•	“Transactions in the Shares and ADSs”
(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

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(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”
(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Plans for the Company after the Merger”
•	“Summary Term Sheet—Support Agreement”
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Financing”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Related Party Transactions”
•	“Special Factors—Voting by the Supporting Shareholders and Our Directors and Executive Officers at the Extraordinary General Meeting”
•	“The Merger Agreement and Plan of Merger”
•	“Transactions in the Shares and ADSs”
•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Effect of the Merger on the Company”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”
(c)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—The Merger”
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Summary Term Sheet—Plans for the Company after the Merger”
•	“Summary Term Sheet—Financing of the Merger”
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Effect of the Merger on the Company”

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•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Financing”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Summary Term Sheet—Plans for the Company after the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Alternatives to the Merger”
•	“Special Factors—Effects on the Company if the Merger is not Completed”
(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”
•	“Special Factors—Effect of the Merger on the Company”
(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Purposes and Effects of the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Effect of the Merger on the Company”
•	“Special Factors—Plans for the Company after the Merger”
•	“Special Factors—Effects on the Company if the Merger is not Completed”
•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Material U.S. Federal Income Tax Consequences”

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•	“Special Factors—Material PRC Income Tax Consequences”
•	“Special Factors—Material Cayman Islands Tax Consequences”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions incorporated herein by reference:
•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”
•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”
•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”
(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“The Extraordinary General Meeting—Vote Required”
(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”
(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

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Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”
(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”
•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”
(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Financing”
•	“The Merger Agreement and Plan of Merger”
•	“Annex A—Agreement and Plan of Merger”
(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Financing”
(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet— Fees and Expenses”
•	“Special Factors—Fees and Expenses”
•	“The Merger Agreement and Plan of Merger— Fees and Expenses”
(d)	Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Summary Term Sheet—Financing of the Merger”
•	“Special Factors—Financing”
•	“The Merger Agreement and Plan of Merger—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

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•	“Summary Term Sheet—Share Ownership of the Company Directors and Executive Officers and Voting Commitments”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Share Ownership of the Company Directors and Executive Officers and Voting Commitments”
•	“Summary Term Sheet—Support Agreement”
•	“Questions and Answers about the Extraordinary General Meeting and the Merger”
•	“Special Factors—Voting by the Supporting Shareholders and Our Directors and Executive Officers at the Extraordinary General Meeting”
•	“The Extraordinary General Meeting—Vote Required”
•	“Security Ownership of Certain Beneficial Owners and Management of the Company”
(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”
•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”
•	“Summary Term Sheet—Share Ownership of the Company Directors and Executive Officers and Voting Commitments”
•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”
•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited consolidated financial statements of the Company for the two years ended December 31, 2014 and December 31, 2015 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2015, filed on April 29, 2016 (please see page F-1 and following pages).

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”
•	“Where You Can Find More Information”
(d)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•	“The Extraordinary General Meeting—Solicitation of Proxies”
(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

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•	“Summary Term Sheet—The Parties Involved in the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated ___________, 2016 (the “proxy statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.
(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated May 31, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 31, 2016.

(b)-(1)	Debt Commitment Letter, dated May 28, 2016, by and among Merger Sub and Bank of China, Shanghai Pudong Development Zone Sub-Branch, incorporated herein by reference to Exhibit G to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(b)-(2)	Equity Commitment Letter, dated June 17, 2016, by and between Parent and First Profit, incorporated herein by reference to Exhibit J to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 17, 2016.
(b)-(3)	Equity Commitment Letter, dated June 17, 2016, by and between Parent and Mr. He, incorporated herein by reference to Exhibit K to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 17, 2016.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated May 28, 2016, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated May 28, 2016.
(d)-(1)	Agreement and Plan of Merger, dated as of May 28, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)	Support Agreement, dated May 28, 2016, by and among Parent and the Supporting Shareholders, incorporated herein by reference to Exhibit E to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(d)-(3)	Rollover Agreement, dated May 28, 2016, by and among Parent, First Profit, Mr. Yao, Mr. Chen and Mr. Kan, incorporated herein by reference to Exhibit F to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(d)-(4)	Limited Guarantee, dated May 28, 2016, by Ms. Yu and Mr. Li in favor of the Company, incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 6-K furnished by the Company to the SEC on May 31, 2016.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*Previously filed

8

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2016

E-Commerce China Dangdang Inc.

By:	/s/ Ruby Rong Lu
Name: Ruby Rong Lu
Title: Chairperson of the Special Committee

Peggy Yu Yu

By:	/s/ Peggy Yu Yu

Guoqing Li

By:	/s/ Guoqing Li

Dangdang Holding Company Limited

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Dangdang Merger Company Limited

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Dangdang Corporation

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Authorized Person

First Profit Management Limited

By:	/s/ Danqian Yao
Name: Danqian Yao
Title: Director

9

Danqian Yao

By:	/s/ Danqian Yao

Lijun Chen

By:	/s/ Lijun Chen

Min Kan

By:	/s/ Min Kan

10

Exhibit Index

(a)-(1)	Preliminary Proxy Statement of the Company dated ___________, 2016 (the “proxy statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.
(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated May 31, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 31, 2016.

(b)-(1)	Debt Commitment Letter, dated May 28, 2016, by and among Merger Sub and Bank of China, Shanghai Pudong Development Zone Sub-Branch, incorporated herein by reference to Exhibit G to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(b)-(2)	Equity Commitment Letter, dated June 17, 2016, by and between Parent and First Profit, incorporated herein by reference to Exhibit J to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 17, 2016.
(b)-(3)	Equity Commitment Letter, dated June 17, 2016, by and between Parent and Mr. He, incorporated herein by reference to Exhibit K to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 17, 2016.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated May 28, 2016, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated May 28, 2016.
(d)-(1)	Agreement and Plan of Merger, dated as of May 28, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)	Support Agreement, dated May 28, 2016, by and among Parent and the Supporting Shareholders, incorporated herein by reference to Exhibit E to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(d)-(3)	Rollover Agreement, dated May 28, 2016, by and among Parent, First Profit, Mr. Yao, Mr. Chen and Mr. Kan, incorporated herein by reference to Exhibit F to the Schedule 13D, as amended, filed by Ms. Yu, Mr. Li, Kewen, SC International, First Profit, Mr. Yao, Mr. Chen and Mr. Kan on June 2, 2016.
(d)-(4)	Limited Guarantee, dated May 28, 2016, by Ms. Yu and Mr. Li in favor of the Company, incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 6-K furnished by the Company to the SEC on May 31, 2016.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*Previously filed

11